Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 28, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Shane Callaghan and Perry Hindin Division of Corporation Finance Office of Mergers & Acquisitions
Re:	American Strategic Investment Co. Schedule TO-T/A Filed June 26, 2024 by Bellevue Capital Partners, LLC File No. 005-90261

Dear Mr. Shane Callaghan and Mr. Perry Hindin:

Reference is made to the Tender Offer Statement on Schedule TO-T/A (the “Schedule TO”) and the Third Supplement to the Offer to Purchase, filed as Exhibit (a)(1) to the Schedule TO (the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”), filed by Bellevue Capital Partners, LLC (“Bellevue”) on June 26, 2024. This letter responds to the comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 27, 2024 (the “Comment Letter”), relating to the above referenced Schedule TO. For your convenience, set forth below is the Staff’s comment followed by Bellevue’s response thereto. Certain capitalized terms set forth in this letter are used as defined in the Tender Offer Materials.

Bellevue respectfully submits the following as its response to the Staff:

Tender Offer Statement on Schedule TO-T/A Filed June 26, 2024

General

1.	We note that Amendment No. 3 to the Schedule TO and the Third Supplement to the Offer to Purchase increase the offered Purchase Price from $10.25 to $11.00 per share, while the Expiration Date remains July 5, 2024. Please further amend the Schedule TO and the Offer to Purchase to extend the offer period such that at least ten business days remain from the date that notice of the increase in the offered Purchase Price was first published or sent or given to security holders until the Expiration Date, or otherwise advise. See Exchange Act Rule 14e-1(b).

In response to the Staff’s comment, Bellevue has revised the disclosure on pages i, 1, 4 and 8 of the Offer to Purchase to extend the expiration date to 5:00 PM, New York City time, on July 15, 2024.

* * *

Securities and Exchange Commission Division of Corporation Finance June 28, 2024 Page 2

If you have any questions regarding the Schedule TO, please do not hesitate to contact the undersigned at (212) 373-3124 or dhuntington@paulweiss.com or Michael Anderson at manderson@bellevuecap.com.

Sincerely,

/s/ David S. Huntington
David S. Huntington

cc:	Nicholas S. Schorsch, Managing Member Bellevue Capital Partners, LLC David S. Huntington Paul, Weiss, Rifkind, Wharton & Garrison LLP